Exhibit 12

CREDIT SUISSE FIRST BOSTON (USA), INC.

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

(In millions, except for ratio)

	For the Three Months Ended March 31,	For the Year Ended December 31,
	2003	2002		2001		2000		1999	1998
Earnings:
Income (loss) before provision for income taxes(1)	$90	$(471)		$(360)		$(1,828)		$740	$479
Add: Fixed Charges
Interest expense (gross)	1,052	5,309		9,844		6,747		4,060	3,780
Interest factor in rents	35	153		176		101		53	39

Total fixed charges	1,087	5,462		10,020		6,848		4,113	3,819

Earnings before fixed charges and provision for income taxes	$1,177	$4,991		$9,660		$5,020		$4,853	$4,298

Ratio of earnings to fixed charges	1.08	0.91	(2)	0.96	(3)	0.73	(4)	1.18	1.13

(1)          Income (loss) from continuing operations before provision (benefit) for income taxes, discontinued operations, extraordinary items and cumulative effect of change in accounting principle.

(2)          The dollar amount of the deficiency in the ratio of earnings to fixed charges was $471 million for the year ended December 31, 2002.

(3)          The dollar amount of the deficiency in the ratio of earnings to fixed charges was $360 million for the year ended December 31, 2001.

(4)          The dollar amount of the deficiency in the ratio of earnings to fixed charges was $1.8 billion for the year ended December 31, 2000.